Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00



Att:	...nance		
Company:	...n	Phone: Fax:	1 202 94 22 990 1 202 94 29 624
From:	... ct name) L..., Ownership Supervision and Investor Relations	Phone:	(48 76) 847 82 31
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 847 82 05
E-mail:			
Date:	5 August 2003	No of sheets:	1

03024955

Announcement also provided to required statutory authorities

SUPPL

Current report 44/2003

The Management Board of KGHM Polska Miedź S.A. hereby announces the following corrections to the additional information section of the quarterly report SA-Q II/2003, published on 4 August 2003:

1. In point II , subsection "Deferred income tax" the sentence:

"The deferred income tax provision increased by PLN 75 992 thousand, of which the following was settled:
- decrease of the financial result PLN 46 168 thousand
- increase of shareholders' funds PLN 29 824 thousand."

is changed to read as follows:

"The deferred income tax provision increased by PLN 75 992 thousand, of which the following was settled:
- decrease of the financial result PLN 46 168 thousand
- decrease of shareholders' funds PLN 29 824 thousand."

2. In point IV, subsection "Financial result after second quarter of 2003" the sentence:

"In the period January-June 2003 with respect to the prior year:
- revenues from economic activities were higher by PLN 148 345 thousand or by 6.1%,
- economic activity costs were lower by PLN 104 507 thousand or by 4.7%."

is changed to read as follows:

"In the period January-June 2003 with respect to the prior year:
- revenues from economic activities were higher by PLN 148 345 thousand or by 6.1%,
- economic activity costs were higher by PLN 104 507 thousand or by 4.7%."



Legal basis:
(§57, section 1, point 1 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

GŁÓWNY KSIĘGOWY
Jacek Sieniawski

PREZES ZARZĄDU
Stanisław Speczik

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Director, Ownership Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	5 August 2003	*No of sheets:*	*1*

Announcement also provided to required statutory authorities

Current report 45/2003

The Management Board of KGHM Polska Miedź S.A. announces that on 1 August 2003 the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registration registered the merger of the companies INOVA Centrum Innowacji Technicznych Sp z o.o. and Zakład Wyrobów Gumowych Sp. z o.o. in the form of a takeover of all of the assets of Zakład Wyrobów Gumowych Sp. z o.o. by INOVA Centrum Innowacji Technicznych Sp z o.o. (merger by takeover).

As a result of this merger, the share capital of INOVA Centrum Innowacji Technicznych Sp z o.o. was increased by PLN 2 350 thousand by the creation of 2 350 new shares having a nominal value of PLN 1000 each.
The shares in the increased capital of INOVA Centrum Innowacji Technicznych Sp z o.o. were obtained by the existing shareholder of the merged companies - Dolnośląska Spółka Inwestycyjna S.A (a subsidiary of KGHM Polska Miedź S.A.) - in exchange for the assets of the company Zakład Wyrobów Gumowych Sp. z o.o.
Prior to registration of the merger of these companies the shares of Zakład Wyrobów Gumowych Sp. z o.o. were valued in the accounts of DSI S.A. in the amount of PLN 4 957 thousand (the purchase cost of these shares was PLN 5 304 thousand, provision amount PLN 347 thousand).

The basis for calculation of the capital increase was the shares exchange ratio of 0.47, i.e. for 100 shares of Zakład Wyrobów Gumowych Sp. z o.o., DSI S.A. obtained 47 shares of INOVA Centrum Innowacji Technicznych Sp z o.o. To establish this shares exchange ratio the assets of Zakład Wyrobów Gumowych Sp. z o.o. were valued, in the amount of PLN 6 363 thousand.
The share capital of INOVA Centrum Innowacji Technicznych Sp z o.o. following registration of this exchange amounts to PLN 3 850 thousand and is divided into 3 850 shares of PLN 1000 each.
The total number of votes arising from all issued shares is 3 850.
Dolnośląska Spółka Inwestycyjna S.A. owns 100% of the shares of INOVA Centrum Innowacji Technicznych Sp z o.o.

Legal basis:
(§5, section 1, point 12 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)


WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek


DYREKTOR NACZELNY
Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance Office of International Corporate Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Director, Ownership Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	*4 August 2003*	*No of sheets:*	*1+18*

Please find enclosed the quarterly report of KGHM Polska Miedź S.A. for the 2nd quarter of 2003

DYREKTOR NACZELNY
Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

KGHM Polska Miedź S.A. SA-Q II/2003 in 000'PLN

BALANCE SHEET

	as at 30 June 2003 end of quarter	as at 31 March 2003 end of prior quarter	as at 30 June 2002 end of quarter	as at 31 March 2002 end of prior quarter
ASSETS				
I. Fixed Assets	6 491 283	6 477 831	5 010 926	5 013 344
1. Intangible fixed assets, of which:	15 538	15 656	10 056	12 043
- goodwill				
2. Tangible fixed assets	2 975 681	2 983 976	2 962 381	2 953 053
3. Long term debtors	46 614	48 013	2 310	2 323
3.1. From related entities	44 687	46 086	299	299
3.2. From other entities	1 927	1 927	2 011	2 024
4. Long term investments	3 216 075	3 192 560	1 835 061	1 833 906
4.1. Real estate				
4.2. Intangible fixed assets				
4.3. Long term financial assets	3 216 075	3 192 560	1 835 061	1 833 906
a) in related entities, of which:	2 615 088	2 596 588	1 259 474	1 259 474
-shares in subordinated entities valued by the equity method				
b) in other entities	600 987	595 972	575 587	574 432
4.4. Other long term investments				
5. Long term prepayments	237 375	237 626	201 118	212 019
5.1. Deferred tax asset	233 838	233 255	193 339	204 434
5.2. Other prepayments	3 537	4 371	7 779	7 585
II. Current assets	1 894 254	1 854 056	3 133 405	3 015 304
1. Inventory	851 880	865 944	991 775	920 793
2. Short term debtors	520 578	588 335	531 408	592 062
2.1. From related entities	42 367	61 490	90 907	96 740
2.2. From other entities	478 211	526 845	440 501	495 322
3. Short term investments	479 255	353 494	1 568 597	1 454 377
3.1 Short term financial assets	479 255	353 494	1 568 597	1 454 377
a) in related entities	759	398	1 381 660	1 289 682
b) in other entities	314 548	281 429	82 677	113 688
c) cash and cash equivalents	163 948	71 667	104 260	51 007
3.2. Other short term investments				
4. Short term prepayments	42 541	46 283	41 625	48 072
Total assets	8 385 537	8 331 887	8 144 331	8 028 648
SHAREHOLDERS' FUNDS AND LIABILITIES				
I. Shareholder's Funds	4 280 597	4 124 114	3 819 838	3 664 315
1. Share capital	2 000 000	2 000 000	2 000 000	2 000 000
2. Called up share capital not paid				
3. Own shares (negative value)				
4. Reserve capital	1 190 378	999 429	996 994	1 185 288
5. Revaluation reserve capital	901 252	799 233	719 514	672 320
6. Other reserve capital				
7. Profit (loss) from prior years		190 157	(61 632)	(254 412)
8. Net profit (loss)	188 967	135 295	164 962	61 119
9. Write-off of net profit in the financial year (negative value)				
II. Liabilities and provisions for liabilities	4 104 940	4 207 773	4 324 493	4 364 333
1. Provisions for liabilities	1 394 451	1 372 588	1 256 580	1 281 124
1.1. Provision for deferred income tax	272 932	225 291	119 919	125 999
1.2. Provision for retirement and related benefits	669 851	670 939	640 460	638 883
a) long term	621 296	622 384	595 250	593 673
b) short term	48 555	48 555	45 210	45 210
1.3. Other provisions	451 668	476 358	496 201	516 242
a) long term	412 017	412 589	397 535	439 900
b) short term	39 651	63 769	98 666	76 342
2. Long term liabilities	9 126	127 856	123 228	125 025
2.1. Toward related entities				
2.2. Toward other entities	9 126	127 856	123 228	125 025
3. Short term liabilities	2 528 626	2 512 695	2 781 177	2 829 565

POLISH SECURITIES AND EXCHANGES COMMISSION
SA-QII / 2003

(for issuers of securities involved in production, construction, trade or services activities)

(In accordance with §57, section 1, point 1 of the Decree of the Council of Ministers dated October 16, 2001 - Dz.U. No 139, point 1569, and from 2002 No 31, item 280)

The Management Board of KGHM Polska Miedź S.A.
hereby provides the quarterly report for the second quarter of 2003

Publication date: 4 August 2003

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	2 quarters accrued/2003 period from 1 January 2003 to 30 June 2003	2 quarters accrued/2002 period from 1 January 2002 to 30 June 2002	2 quarters accrued/2003 period from 1 January 2003 to 30 June 2003	2 quarters accrued/2002 period from 1 January 2002 to 30 June 2002
I. Net revenue from the sale of products, goods and materials	2 201 547	2 146 130	510 681	579 628
II. Operating profit (loss)	113 544	145 024	26 338	39 168
III. Profit (loss) before taxation	248 345	204 482	57 607	55 227
IV. Net profit (loss)	188 967	164 962	43 834	44 553
V.Net cash flow from operations	237 620	137 443	55 119	37 121
VI. Net cash flow from investing activities	(141 510)	(217 851)	(32 825)	(58 838)
VII. Net cash flow from financing activities	(50 927)	139 414	(11 813)	37 653
VIII. Total net cash flow	45 183	59 006	10 481	15 936
IX. Total assets	8 385 537	8 144 331	1 881 431	2 031 461
X. Liabilities and provisions for liabilities	4 104 940	4 324 493	921 010	1 078 669
XI.Long term liabilities	9 126	123 228	2 048	30 737
XII. Short term liabilities	2 528 626	2 781 177	567 338	693 716
XIII. Shareholders' funds	4 280 597	3 819 838	960 421	952 792
XIV. Share capital	2 000 000	2 000 000	448 732	498 865
XV. Shares outstanding	200 000 000	200 000 000	200 000 000	200 000 000
XVI. Profit (loss) per ordinary share (in PLN/EUR)	0.94	0.82	0.22	0.22
XVII.Diluted profit (loss) per ordinary share (in PLN/EUR)				
XVIII. Net assets per share (in PLN/EUR)	21.40	19.10	4.80	4.76
XIX. Diluted net assets per share (in PLN/EUR)				
XX. Declared or paid dividend per ordinary share (in PLN/EUR)				

KGHM Polska Miedź S.A. SA-Q II/2003 in 000'PLN

3.1. Toward related entities	127 348	173 817	284 323	263 897
3.2. Toward other entities	2 333 320	2 243 656	2 433 387	2 474 634
3.3. Special funds	67 958	95 222	63 467	91 034
4. Accruals and deferred income	172 737	194 634	163 508	128 619
4.1. Negative goodwill				
4.2. Other accruals and deferred income	172 737	194 634	163 508	128 619
a) long term	2 011	2 044	2 018	2 052
b) short term	170 726	192 590	161 490	126 567
Total shareholders' funds and liabilities	8 385 537	8 331 887	8 144 331	8 028 648

Net assets	4 280 597	4 124 114	3 819 838	3 664 315
Shares outstanding	200 000 000	200 000 000	200 000 000	200 000 000
Net assets per share (in PLN)	21.40	20.62	19.10	18.32
Diluted shares outstanding				
Diluted net assets per share (in PLN)				

OFF-BALANCE SHEET ITEMS

	as at 30 June 2003 end of quarter	as at 31 March 2003 end of prior quarter	as at 30 June 2002 end of quarter	as at 31 March 2002 end of prior quarter
1. Contingent debtors	44 172	44 207	49 559	52 918
1.1. From related entities (due to)				
- received guarantees				
1.2. From other entities (due to)	44 172	44 207	49 559	52 918
- received guarantees				
- contested State budget issues	43 992	43 992	49 201	52 918
- other	180	215	358	
2. Contingent liabilities			250	
2.1. Toward related entities (due to)				
- granted guarantees				
2.2. Toward other entities (due to)			250	
- granted guarantees			250	
3. Other (due to)	261 329	316 164	246 461	394 039
- liabilities on bills of exchange			10 606	114 908
- contingent penalties			121	121
- perpetual usufruct of land	173 039	173 246	170 646	170 848
- liabilities due to rationalisation and R&D work, and other unrealised agreements	59 607	64 085	13 252	20 014
- contested State budget liabilities	24 103	76 870	48 685	50 482
- other unresolved and disputed issues, etc.	4 580	1 963	3 151	37 666

KGHM Polska Miedź S.A. SA-Q II/2003 in 000'PLN

PROFIT AND LOSS ACCOUNT

	2nd quarter/2003 period from 1 April 2003 to 30 June 2003	2 quarters accrued/2003 period from 1 January 2003 to 30 June 2003	2nd quarter/2002 period from 1 April 2002 to 30 June 2002	2 quarters accrued/2002 period from 1 January 2002 to 30 June 2002
I. Net revenue from the sale of products, goods and materials, of which:	1 075 837	2 201 547	1 033 932	2 146 130
-from related entities	224 657	457 619	245 121	530 996
1. Net revenue from the sale of products	1 070 478	2 191 374	1 027 926	2 132 555
2. Net revenue from the sale of goods and materials	5 359	10 173	6 006	13 575
II. Cost of sale of products, goods and materials, of which:	(905 665)	(1 807 036)	(841 425)	(1 766 969)
-from related entities	(173 509)	(363 976)	(198 827)	(444 636)
1. Cost of manufactured products sold	(901 102)	(1 798 393)	(836 105)	(1 754 636)
2. Cost of goods and materials sold	(4 563)	(8 643)	(5 320)	(12 333)
III. Gross profit (I-II)	170 172	394 511	192 507	379 161
IV. Selling costs	(21 281)	(40 105)	(16 846)	(33 192)
V. General administrative costs	(104 425)	(204 133)	(102 511)	(202 126)
VI. Profit from sales (III-IV-V)	44 466	150 273	73 150	143 843
VII. Other operating income	14 458	35 810	64 155	70 989
1. Profit from disposal of non-financial fixed assets	267	329	51	469
2. Subsidies	68	136	40	80
3. Other operating income	14 123	35 345	64 064	70 440
VIII. Other operating costs	(36 893)	(72 539)	(59 315)	(69 808)
1. Loss from disposal of non-financial fixed assets				
2. Revaluation of non-financial assets	(30 670)	(35 627)	(2 668)	(4 334)
3. Other operating costs	(6 223)	(36 912)	(56 647)	(65 474)
IX. Operating profit (loss) (VI+VII-VIII)	22 031	113 544	77 990	145 024
X. Financial income	160 945	360 647	66 195	232 540
1. Dividends and share in profit, of which:	825	47 768	4 399	4 399
-from related entities	700	1 134	4 399	4 399
2. Interest, of which:	24 968	57 946	54 214	96 165
-from related entities	22 205	47 732	34 038	69 804
3. Profit from the disposal of investments	63 034	79 027	(4 291)	4 206
4. Revaluation of investments	64 977	162 454	(27 706)	78 667
5. Other	7 141	13 452	39 579	49 103
XI. Financial costs	(104 618)	(225 862)	(38 698)	(173 073)
1. Interest, of which:	(21 549)	(47 855)	(40 488)	(80 081)
-for related entities	(21)	(21)		
2. Loss from the disposal of investments				
3. Revaluation of investments	(59 179)	(147 505)	26 348	(46 274)
4. Other	(23 890)	(30 502)	(24 558)	(46 718)
XII. Profit (loss) before extraordinary items and taxation (IX+X-XI)	78 358	248 329	105 487	204 491
XIII. Result on extraordinary items (XIII.1.-XIII.2.)	9	16	(9)	(9)
1. Extraordinary gains	9	20		
2. Extraordinary losses		(4)	(9)	(9)
XIV. Profit (loss) before taxation (XII+/-XIII)	78 367	248 345	105 478	204 482
XV. Taxation	(24 695)	(59 378)	(1 635)	(39 520)
a) current taxation	(15 728)	(59 344)	(21 579)	(71 031)
b) deferred taxation	(8 967)	(34)	19 944	31 511
XVI. Other obligatory deductions from profit (loss increase)				
XVII. Share in net profit (loss) of subordinated entities valued by the equity method				
XVIII. Net profit (loss) (XIV-XV-XVI+/-XVII)	53 672	188 967	103 843	164 962

Net profit (loss) (annualised)	278 551		(173 197)	
Weighted average number of ordinary shares	200 000 000		200 000 000	
Net profit (loss) per share (in PLN)	1.39		(0.87)	
Weighted average diluted number of ordinary shares				
Diluted profit (loss) per ordinary share (in PLN)				

KGHM Polska Miedź S.A. SA-Q II/2003 in 000'PLN

DESCRIPTION OF CHANGES IN SHAREHOLDERS' FUNDS

	2nd quarter/2003 period from 1 April 2003 to 30 June 2003	2 quarters accrued/2003 period from 1 January 2003 to 30 June 2003	2nd quarter/2002 period from 1 April 2002 to 30 June 2002	2 quarters accrued/2002 period from 1 January 2002 to 30 June 2002
I. Shareholders' funds - beginning of the period	4 124 114	4 010 925	3 664 315	3 696 075
a) changes of accounting policies				(64 389)
b) corrections due to error				
I.a. Shareholders' funds - beginning of the period, after adjustment with comparative data	4 124 114	4 010 925	3 664 315	3 631 686
1. Share capital - beginning of the period	2 000 000	2 000 000	2 000 000	2 000 000
1.1. Changes in share capital				
a) increase, due to:				
- issuance of shares				
b) decrease, due to:				
- redemption of shares				
1.2. Share capital - end of the period	2 000 000	2 000 000	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period				
2.1. Changes in called up capital not paid				
a) increase (due to)				
b) decrease (due to)				
2.2. Called up capital not paid - end of the period				
3. Own shares - beginning of the period				
3.1. Changes in own shares				
a) increase, due to:				
b) decrease, due to:				
3.2. Own shares - end of the period				
4. Reserve capital - beginning of the period	999 429	998 829	1 185 288	1 184 267
4.1. Changes in reserve capital	190 949	191 549	(188 294)	(187 273)
a) increase, due to:	255 338	255 938	1 729	2 750
- issuance of shares over nominal value				
- from profit distribution (statutory)				
- from profit distribution (over statutorily-required minimum value)	254 546	254 546		
- transfer from revaluation reserve capital	792	1 392	1 729	2 750
b) decrease, due to:	(64 389)	(64 389)	(190 023)	(190 023)
- coverage of losses	(64 389)	(64 389)	(190 023)	(190 023)
4.2. Reserve capital - end of the period	1 190 378	1 190 378	996 994	996 994
5. Revaluation reserve capital - beginning of the period	799 233	821 939	672 320	701 831
5.1. Changes in revaluation reserve capital	102 019	79 313	47 194	17 683
a) increase, due to:	85 257	209 030	67 182	93 312
- settlement of derivative instruments	(964)	8 916	16 034	31 053
- valuation of hedging transactions, in the effective part	86 221	200 114	51 148	62 259
-creation of tax asset				
b) decrease, due to:	16 762	(129 717)	(19 988)	(75 629)
- disposal of tangible fixed assets	(902)	(1 520)	(2 250)	(3 271)
- valuation of hedging transactions, in the effective part	120 511	(9 060)	6 150	(59 550)
- settlement of derivative instruments	(64 755)	(89 313)		
- excess of deferred income tax provision over deferred tax asset	(38 092)	(29 824)	(23 888)	(12 808)
5.2. Revaluation reserve capital - end of the period	901 252	901 252	719 514	719 514
6. Other reserve capital - beginning of the period				
6.1. Changes in other reserve capital				
a) increase, due to:				
b) decrease, due to:				
6.2. Other reserve capital - end of the period				
7. Retained profit (uncovered losses) from prior years - beginning of the period	325 452	190 157	(193 293)	(190 023)
7.1. Retained profit from prior years - beginning of the period	389 841	254 546	61 119	
a) changes to accounting methodology (policies)				
b) corrections due to error				
7.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	389 841	254 546	61 119	
a) increase, due to:				

KGHM Polska Miedź S.A. SA-Q II/2003 in 000'PLN

- distribution of profit from prior years				
b) decrease, due to:	(254 546)	(254 546)		
- transfer to reserve capital	(254 546)	(254 546)		
7.3. Retained profit from prior years - end of the period	135 295		61 119	
7.4. Uncovered loss from prior years - beginning of the period	(64 389)	(64 389)	(254 412)	(190 023)
a) changes to accounting methodology (policies)			2 757	(61 632)
b) corrections due to error				
7.5. Uncovered loss from prior years - beginning of the period, after adjustment with comparative data	(64 389)	(64 389)	(251 655)	(251 655)
a) increase, due to:				
- transfer of losses from prior years to be covered				
b) decrease, due to:	64 389	64 389	190 023	190 023
- coverage of loss by reserve capital	64 389	64 389	190 023	190 023
7.6. Uncovered loss from prior years - end of the period			(61 632)	(61 632)
7.7. Retained profit (uncovered loss) from prior years - end of the period	135 295		(513)	(61 632)
8. Net result	53 672	188 967	103 843	164 962
a) net profit	53 672	188 967	103 843	164 962
b) net loss				
c) write-off from profit				
II. Shareholders' funds - end of the period	4 280 597	4 280 597	3 819 838	3 819 838
III. Shareholders' funds, after adjustment for proposed profit distribution (coverage of loss)	4 280 597	4 280 597	3 819 838	3 819 838

STATEMENT OF CASH FLOWS

	2nd quarter/2003 period from 1 April 2003 to 30 June 2003	2 quarters accrued/2003 period from 1 January 2003 to 30 June 2003	2nd quarter/2002 period from 1 April 2002 to 30 June 2002	2 quarters accrued/2002 period from 1 January 2002 to 30 June 2002
A. Cash flow from operations - indirect method				
I. Net profit (loss)	53 672	188 967	103 843	164 962
II. Total adjustments	93 765	48 653	78 553	(27 519)
1. Share in net (profit) loss of subordinated entities valued by the equity method				
2. Depreciation	73 839	149 682	74 965	150 831
3. (Profit) loss on exchange rate differences	(47 750)	17 714	(3 973)	44 168
4. Interest and share in profits (dividends)	(5 592)	(51 306)	(1 385)	(6 947)
5. (Profit) loss on investing activities	(62 425)	(78 107)	5 012	(3 281)
6. Change in provisions	(15 311)	10 028	(33 691)	167 562
7. Change in inventories	14 064	(5 025)	(70 982)	(66 233)
8. Change in debtors	67 481	65 038	60 302	(58 200)
9. Change in short term liabilities, excluding loans and credit	(10 753)	(56 050)	(5 683)	(74 068)
10. Change in prepayments and accruals	(18 821)	(54 822)	41 157	38 539
11. Other adjustments	99 033	51 501	12 831	(219 890)
III. Net cash flow from operations (I+/-II)	147 437	237 620	182 396	137 443
B. Cash flow from investing activities				
I. Inflow	82 451	112 965	1 264 593	1 371 239
1. The sale of intangible assets and tangible fixed assets	551	695	393	911
2. The sale of investments in real estate and intangible assets				
3. From financial assets, of which:	81 900	112 270	1 264 345	1 370 328
a) in related entities	22 936	48 617	1 246 561	1 288 648
- the sale of financial assets			1 209 009	1 216 599
- dividends and share in profit	700	1 134	4 399	4 399
- repayment of long term loans granted				
- interest	22 236	47 483	33 153	67 650
- other inflow from financial assets				
b) in other entities	58 964	63 653	17 784	81 680
- the sale of financial assets	9 019	13 398		76 700
- dividends and share in profit	46 509	46 509	12 810	
- repayment of long term loans granted				
- interest	3 436	3 746	4 968	4 968

KGHM Polska Miedź S.A. SA-Q II/2003 in 000'PLN

- other inflow from financial assets			6	12
4. Other investment inflow			(145)	
II. Outflow	(116 520)	(254 475)	(1 380 805)	(1 589 090)
1. The purchase of intangible assets and tangible fixed assets	(51 463)	(131 163)	(70 317)	(138 273)
2. The purchase of real estate and intangible assets				
3. For financial assets, of which:	(64 701)	(122 721)	(1 310 690)	(1 449 543)
a) in related entities	(55 395)	(92 285)	(1 304 655)	(1 398 077)
- the purchase of financial assets	(55 000)	(91 500)	(1 304 655)	(1 398 077)
- long term loans granted				
- other financial assets	(395)	(785)		
b) in other entities	(9 306)	(30 436)	(6 035)	(51 466)
- the purchase of financial assets	(9 306)	(30 436)	(6 035)	(51 466)
- long term loans granted				
- other financial assets			5 000	
4. Other investment outflow	(356)	(591)	202	(1 274)
III. Net cash flow from investing activities (I-II)	(34 069)	(141 510)	(116 212)	(217 851)
C. Cash flow from financing activities				
I. Inflow	6 000	6 000	1 003 124	1 288 862
1. Net inflow from the issuance of shares and other equity instruments and of payments to capital				
2. Bank and other loans	6 000	6 000	1 003 124	1 288 862
3. The issuance of debt securities				
4. Other financial inflow				
II. Outflow	(27 013)	(56 927)	(1 021 090)	(1 149 448)
1. The purchase of shares of the Company				
2. Dividends and other shareholder-related payments				
3. Other outflow from profit distribution, excepting shareholder-related payments				
4. Repayment of bank and other loans	(2 219)	(4 772)	(981 228)	(1 080 651)
5. The buy-back of debt securities				
6. Due to other financial liabilities				
7. The payment of liabilities from financial leasing agreements	(273)	(542)		
8. Interest	(24 521)	(51 613)	(39 862)	(68 797)
9. Other financial outflow				
III. Net cash flow from financing activities (I-II)	(21 013)	(50 927)	(17 966)	139 414
D. Total net cash flow(A.III+/-B.III+/-C.III)	92 355	45 183	48 218	59 006
E. Change in balance sheet total of cash and cash equivalents, of which:	(1 378)	45 477	53 253	59 197
- change in cash and cash equivalents due to exchange rate differences	73	294	35	191
F. Cash and cash equivalents - beginning of the period	71 555	118 727	55 956	45 168
G. Cash and cash equivalents - end of the period (F+/-D), of which:	163 910	163 910	104 174	104 174
- including those having limited rights of disposal	25 859	25 859	24 259	24 259

KGHM Polska Miedź S.A. SA-Q II/2003 in '000 PLN

ADDITIONAL INFORMATION TO THE QUARTERLY REPORT FOR THE SECOND QUARTER OF 2003 - PURSUANT TO § 61 SECTION 4 OF THE RULING OF THE COUNCIL OF MINISTERS DATED 16 OCTOBER 2001 (DZ.U.NR 139, ITEM 1569 AND FROM 2002, DZ.U.NR 31, ITEM 280).

I. METHODOLOGY APPLIED IN PREPARING THIS REPORT.

1. Accounting principles.

The financial data presented in this quarterly report for the current period and comparable period were prepared based on accounting principles described in the annual report for 2002 published on 12 March 2003.
Data from the prior period have been restated in reference to the current quarter. The changes carried out with respect to this previously-published data for the second quarter of 2002 relate to:

- estimation of the provision for mine closure costs in accordance with the methodology of IAS 16 and settlement of the effects of this estimation, increasing the financial result by PLN 64 374 thousand, and
- valuation of embedded instruments, which were charged to the financial result in the amount of PLN 2 128 thousand.

The total effect of these changes in methodology led to an improvement in the financial result of the comparable second quarter of PLN 62 246 thousand, while the effects of changes to the accounting principles for the period before 1 January 2002 were charged to retained profit of prior years in the amount of PLN 61 632 thousand.

2. Exchange rates applied

The following currency rates were applied in the calculation of selected financial data expressed in EUR:

- for the calculation of turnover, financial results and cash flow for the current quarter, the rate of 4.3747 PLN/ EUR
- for the calculation of turnover, financial results and cash flow for the accrued current period, the rate of 4.3110 PLN/EUR
- for the calculation of assets and capital as at 30 June 2003, the rate of 4.4570 PLN/ EUR.
- for the calculation of turnover, financial results and cash flow for the comparative quarter, the rate of 3.7928 PLN/EUR
- for the calculation of turnover, financial results and cash flow for the accrued comparative period, the rate of 3.7026 PLN/EUR
- for the calculation of assets and capital as at 30 June 2002, the rate of 4.0091 PLN/EUR.

II. INFORMATION ON CHANGES IN PROVISIONS AND ADJUSTMENTS REVALUING ASSETS.

1. Provisions for future expenses and liabilities.

The effects of revaluation of major items in provisions were settled in the profit before tax of the current quarter:

- the provision for future mine closure costs.
  The effect of this revaluation is a decrease in the provision and an increase in the financial result in the amount of PLN 921 thousand.
  (PLN 1 741 thousand accrued increase in the financial result for the half-year)

- the provision for employee benefits with respect to retirement-disability rights, jubilee awards and coal-equivalent payments payable after the period of employment. The effect of this revaluation is the creation of a provision in the amount of PLN 15 215 thousand and the release of a provision in the amount of PLN 5 915 thousand.
  The financial result of the current quarter was increased by PLN 1 088 thousand.
  (PLN 9 300 thousand accrued charge to the result for the half-year)

- the provision for liabilities towards local authorities for permission to expand the tailings pond.
  The effect was an increase in the financial result by PLN 4 877 thousand.
  (PLN 4 926 thousand accrued increase in the financial result for the half-year)

- with respect to additional VAT assessment for the year 2000 following a tax audit in 2002, PLN 44 360 thousand was charged to the financial result of the current quarter, of which PLN 1 536 thousand as a provision for liabilities. The remaining amount represents an allowance for debtors with the State budget, which debtors arose from the payment of additional assessment to the State budget in 2002.

EXEMPTION NUMBER: 82-4639

KGHM Polska Miedź S.A. SA-Q II/2003 in '000 PLN

In addition, a provision was created in accruals for one-off wages, charged to costs of the current quarter, in the amount of PLN 70 471 thousand.
(PLN 137 796 thousand accrued for the half-year)

2. Deferred income tax
Due to the arising of temporary differences between the balance sheet value and taxable value of balance sheet items, the Company actualised the tax asset and the deferred income tax provision.

In the accrued period of 2003 there was an increase in tax assets of PLN 46 134 thousand, which was entirely settled in the financial result.

The deferred income tax provision increased by PLN 75 992 thousand, of which the following was settled:
- decrease of the financial result PLN 46 168 thousand
- increase of shareholders' funds PLN 29 824 thousand

3. Adjustment revaluing assets
Due to the revaluation of tangible and financial assets, the financial result of the current quarter was decreased by PLN 42 558 thousand.

Due to accrued revaluation of assets since the beginning of the year, the result was decreased by PLN 30 941 thousand.

Due to valuation of open future cash flow hedging transactions in an amount reflecting the effective part of the hedge (including valuation of credit drawn in USD), after reflecting the results in deferred tax, revaluation reserve capital was increased by PLN 102 019 thousand.
An accrued increase for the half year in revaluation reserve capital of PLN 79 313 thousand

The effects of valuation in the current quarter, and settled in the financial result relate to:

- the allowance for debtors together with interest (excess of allowances created over released), charged to the financial result of the current quarter in the amount of PLN 46 294 thousand, of which PLN 42 824 thousand represents an allowance for state budget debtors which arose due to the payment in 2002 of additional VAT assessment together with sanctions and interest following a treasury audit for 2000. PLN 42 732 thousand accrued charge to the financial result for the half-year, due to allowance for debtors.

- a decrease in the value of tangible inventories and of tangible fixed assets due to valuation to net market value. As a result of revaluation the financial result was charged by PLN 2 062 thousand, with an accrued charge for the half-year of PLN 3 158 thousand.

- revaluation of derivative instruments to fair value. As a result of revaluation the financial result of the current quarter was increased by PLN 6 118 thousand.
  PLN 15 269 thousand accrued increase for the half-year.

III. SIGNIFICANT EVENTS AND ISSUES RELATING TO THE ACTIVITIES OF THE COMPANY

1. Production results
In the first half of 2003 KGHM Polska Miedź S.A. produced 264 955 tonnes of electrolytic copper and 558 921 kg of metallic silver.

2. Work on restructuring Company debt
In the second quarter of 2003 the Company held discussions related to the restructurisation of its debt with banks interested in participating in the financing of KGHM Polska Miedź S.A. These discussions were aimed at replacing the short term financing used by the Company with medium and long term financing. The result of these discussions was the signing on 18 July 2003 of credit agreements. Details of these signed agreements may be found in point V of the additional information to the quarterly report.

3. Understanding with trade unions

On 15 April 2003 an understanding was reached which concluded discussions related to collective disputes with the following three trade unions:

- Związek Zawodowy Pracowników Przemysłu Miedziowego (Copper Industry Workers' Trade Union),
- Związek Zawodowy Pracowników Dołowych KGHM „Polska Miedź" S.A. (Underground Workers' of KGHM Polska Miedź S.A. Trade Union),
- Związek Zawodowy „Polska Miedź" („Polska Miedź" Trade Union).

The main demand in this dispute was for an increase in wages in 2003 by 7%.

This agreement provides for the realisation of the main demand, related to an increase in wages, in the form of a payment to employees in two instalments of a special bonus totalling 50% of the average monthly wage. The estimated effects of this bonus payment amount to PLN 38 500 thousand, including wages of PLN 32 000 thousand. Depending on when the employee retirement program is implemented, the average monthly wage increase factor in the Company in 2003 is around 5%.

The first installment of this bonus was paid on 15 July 2003.

The agreement reached with the above three trade unions was not accepted by the trade union NSZZ „Solidarność", which on 27–29 May 2003 carried out a referendum in the Divisions of the Company and in the Head Office aimed at obtaining the agreement of the employees to go on strike. In the opinion of this trade union the basis for their actions was the failure to conclude the collective dispute initiated in February 2002. On 30 July 2003 the Management Board of the Company was informed that the National Copper Ore Mining Council of the trade union NSZZ „Solidarność" decided not to announce a strike and to conclude the collective dispute with the Management Board of KGHM Polska Miedź S.A.

4. Risk management

The Company actively managed its currency risk and risk related to changes in metals prices by making use of the situation on the currency and commodity markets.

In the second quarter of 2003 the weakening of the PLN was used to implement a strategy aimed at hedging exchange rate risk exposure. For the second half of 2003 the Company has hedged a portion of its planned revenues from sales, at a level exceeding the planned exchange rate.

In the month of June the Company continued to pursue a hedging policy for the copper sales price. The Company is not exposed to changes in the copper price, and is hedged at a level exceeding forecast prices, for a substantial portion of sales planned in the period from July 2003 to June 2004.

As a result of the hedging strategy for the silver market, the Company has guaranteed itself a silver price exceeding that of the planned price for a portion of sales planned in the period from July 2003 to June 2004.

5. Tailings pond "Żelazny Most"

On 16 May 2003 the Municipal Council of Rudna resolved to change the municipal territorial plan to allow for the possibility of expanding the tailings pond to a crown height of 180 m above sea level and a total capacity of 700 mln m^3. This resolution came into force on 9 July 2003.

The Head of the Municipality initiated proceedings aimed at establishing the conditions for expanding and managing terrain for investment in a document titled „Development of the tailings pond Żelazny Most to a crown height of 180 m above sea level and a total capacity of 700 mln m^3". Establishment of these conditions will enable the development of a technical plan and the submission of an application to the Head of the Voivodeship for the granting of permission to expand the tailings pond.

6. Changes in the organisation of work in the mines

In the second quarter of 2003 work was continued on implementation of the multishift labor system (WSP) in selected areas of the Mining Divisions. Principles for granting bonuses to mine employees were also developed.

At present the Company intends to improve and expand this system throughout the mines.

Other important events reported by the Company

Ordinary General Meeting

On 29 May 2003 the Ordinary General Meeting of the Company resolved to transfer the profit of the Company for financial year 2002 to the reserve capital of the Company and to cover the losses from prior financial years through the use of reserve capital. The Ordinary General Meeting approved the financial reports of the Company and the Capital Group for financial year 2002, approved of the activities of all members of the Management Board and of the Supervisory Board of the Company for financial year 2002, and passed resolutions on the following items: changes

KGHM Polska Miedź S.A. SA-Q II/2003 in '000 PLN

to the Statutes of the Company, the new Regulations of the General Meeting, and changes to the principles of remuneration of members of the Supervisory Board.

Appointment of Management Board to new term

Due to expiration of the IVth term Management Board of KGHM Polska Miedź S.A., the Supervisory Board at its meeting of 29 May 2003 appointed the Vth term Management Board in its current form.

Decisions of Treasury Bodies

On 3 June 2003 the Company received information on the passage of decisions by the Legnica branch of the Tax Office in Wrocław with respect to VAT assessment for the year 2000, while on 9 June 2003 the Company received information on the passage of decisions by the Director of the Legnica branch of the Tax Control Authority in Wrocław with respect to VAT assessment for the year 2001. Information on the on-going proceedings in these matters may be found in point IX of the additional information to the quarterly report.

Corporate Governance

On 30 June 2003 the Management Board of the Company published a „Declaration by the Company on the implementation of Corporate Governance principles", as passed by the Management Board of the Company and approved by the Supervisory Board, and presented to the General Meeting. The Company anticipates implementation of all of the corporate governance principles discussed in the document "Best Practice in public companies in 2002" as approved by the Supervisory and Management Boards of the Warsaw Stock Exchange S.A., with the qualification that principle nr 20 respecting best practice for Supervisory Boards (relating to the independance of Supervisory Board members) will be implemented by the end of 2004.

Other entities of the Capital Group

On 11 April 2003 KGHM Metale S.A. signed an agreement with Warszawska Fabryka Platerów Hefra S.A. to obtain shares in the increased share capital of the company WFP Hefra S.A. for the amount of PLN 8 030 thousand, having a total nominal value of PLN 8 030 thousand. This increase in share capital by PLN 8 030 thousand was registered on 7 May 2003. Following registration the share capital of WFP Hefra S.A. amounts to PLN 23 630 thousand, with KGHM Metale S.A. owning 96.61% of the shares.

On 9 May 2003 an increase in share capital was registered for the company INTERFERIE Sp. z o.o. in the amount of PLN 700 thousand. The new shares were obtained by Centrum Badań Jakości Spółka z o.o. Following registration the share capital of INTERFERIE Sp. z o.o. amounts to PLN 38 000 thousand. Dolnośląska Spółka Inwestycyjna S.A. owns 92.10% of the shares of INTERFERIE Sp. z o.o., while KGHM Polska Miedź S.A. and Centrum Badań Jakości Spółka z o.o. each own 3.95%.

On 6 June 2003 a merger was registered of the companies Dolnośląska Fabryka Maszyn ZANAM Sp. z o.o. and ZM "Legmet" Sp. z o.o. based on the transferance of the assets of ZM "Legmet" Sp. z o.o. to DFM ZANAM Sp. z o.o. The share capital of DFM ZANAM Sp. z o.o. - currently called DFM ZANAM-LEGMET Spółka z o.o. - following registration of this change amounts to PLN 12 035 thousand. Dolnośląska Spółka Inwestycyjna S.A. owns 100% of the shares of DFM ZANAM-LEGMET Spółka z o.o.

On 11 and 12 June KGHM Metale S.A. purchased a total of 4 655 shares of PHP Mercus Sp. z o.o., having a total nominal value of PLN 2 633 thousand, from FLT-Metall HmbH and Ostrana Internationale HmbH. The assets acquired represent 52.45% of the share capital of PHP Mercus Sp z o.o. The total cost of purchase of all shares amounts to PLN 10 000 thousand. Following this transaction KGHM Metale S.A. owns 100% of the share capital of PHP Mercus Sp z o.o.

On 18 June 2003 an increase in share capital was registered for the company KGHM Metale S.A. of PLN 20 000 thousand, through the issuance of 2 000 000 shares having a nominal value of PLN 10 each. The new shares were paid for in cash by KGHM Polska Miedź S.A. Following registration the share capital of KGHM Metale S.A. amounts to PLN 159 374 thousand. KGHM Polska Miedź S.A. owns 100% of the share capital of KGHM Metale S.A.

KGHM Polska Miedź S.A. SA-Q II/2003 in '000 PLN

IV. FACTORS AND EVENTS, IN PARTICULAR THOSE OF AN UNUSUAL NATURE, HAVING A SIGNIFICANT IMPACT ON THE FINANCIAL RESULTS.

Financial result after second quarter of 2003
In the first half of 2003 KGHM Polska Miedź S.A. achieved a profit before tax of PLN 248 345 thousand. A net profit of PLN 188 967 thousand was achieved in this period. This improvement in the financial results of the Company with respect to the comparable prior period of 2002 relates mainly to financial activities, and in particular to higher profits from realised hedging transactions and from the dividend obtained in 2003 from Polkomtel S.A.
In the period January-June 2003 with respect to the prior year:
- revenues from economic activities were higher by PLN 148 345 thousand or by 6.1%,
- economic activity costs were lower by PLN 104 507 thousand or by 4.7%.

The increase in revenues from economic activities was due to a large extent to the valuation and settlement of hedging transactions and to the dividend obtained from Polkomtel S.A.
In the second quarter of 2003 the Company achieved a profit before tax of PLN 78 367 thousand and a net profit of PLN 53 672 thousand, representing respectively 46.1% and 39.7% of the results of the first quarter of 2003. This lower result is primarily the result of degraded macroeconomic conditions, allowance for debtors and accounting for payment of the dividend from Polkomtel S.A. in the first quarter.

Operations
Profit on sales in the first half of 2003 was higher by PLN 6 430 thousand or by 4.5% of that achieved in the comparable prior period. The reason for this increase in profit on sales is an increase in revenues from sales by 2.6% alongside an increase in operating costs of 2.4%.
In the second quarter of 2003 the Company achieved a profit on sales of PLN 44 466 thousand, representing 42.0% of the result on sales in the first quarter of 2003. The reason for this decrease is a change in macroeconomic conditions: a decrease in copper prices by 21 USD/t, in silver prices by 3 USD/kg and an appreciation of the PLN versus the USD by PLN 0.07.
In the first half of 2003 net revenues from the sale of products, goods and materials were higher than those achieved in the comparable prior period of 2002 by PLN 55 417 thousand or by 2.6%. This level of revenues was the result of:
- higher average copper prices on the London Metal Exchange by 4.4%, with average prices as follows: 1 582 USD/t in the first half of 2002 and 1 652 USD/t in the first half of 2003,
- a slight rise in silver prices on the London Bullion Market by 0.7% from a level of 148 USD/kg to 149 USD/kg of silver.
- an increase in the volume of sales of copper and copper products by 6.2% from a level of 246 221 t in the period January-June 2002 to 261 602 t in the comparable period of 2003 and a decrease in the volume of silver sales by 3.8% from a level of 630 599 kg to 606 696 kg.

The exchange rate was unfavorable and amounted to 3.87 PLN/USD in the first half of 2003, compared to 4.09 PLN/USD in the comparable prior period.
The largest items in the structure of revenues from the sale of products, goods and materials were revenues from the sale of copper and copper products (79.5%) and silver (15.9%).
Operating activity costs in the first half of 2003 were higher by 48 987 thousand, or by 2.4% than in the first six months of 2002 alongside a quantitative increase in sales of copper products by 6.2% and a decrease in the volume of silver sales by 3.8%.
In the first half of 2003 the total unit copper production cost was 5 998 PLN/t versus 6 184 PLN/t in the comparable prior period of 2002, which means a decrease by 3.0 %.

This decrease in the unit cost was primarily the result of:
- an increase in electrolytic copper production by 5.7%,
- lower consumption of copper-bearing slags,
- a fall in the value of services related to preparatory mining work, and
- realisation of the costs reduction program

alongside an increase in wage costs together with charges and in the value of energy consumed in the Divisions of KGHM Polska Miedź S.A.
The total unit cost of copper production expressed in USD for the first six months of 2003 amounted to 1 550 USD/t versus 1 513 USD/t in the period January-June 2002. This increase in the USD-expressed cost was due to the lower by 5.4 % USD exchange rate.

KGHM Polska Miedź S.A. SA-Q II/2003 in '000 PLN

Other operating activities

The result of other operating activities in the first half of 2003 was a loss of PLN 36 729 thousand, which means a decrease in the result by PLN 37 910 thousand versus the comparative prior period This change in the result was mainly due to higher revenues due to adjustment of the tax on real estate in the prior year and to the creation in the current period of allowances for State budget debtors due to the payment in 2002 of VAT together with penalties (an additional assessment after a Treasury audit for 2000), alongside a lower level of created provisions.

In the second quarter of 2003 the Company noted a loss on other operating activities of PLN 22 435 thousand, and therefore higher by PLN 8 141 thousand than the result of the first quarter. This increase in the loss was mainly due to the creation of the above-mentioned allowances for debtors alongside a lower level of created provisions.

Financial activities

The Company noted a profit on financial activities in the first half of 2003 of PLN 134 785 thousand, which means an increase in the result in comparison to the prior year by PLN 75 318 thousand. This improvement in the result is mainly the effect of hedging transactions and of the dividend received from Polkomtel S.A., alongside a lower level of revenues due to revaluation of the provision for mine closure costs.

In the second quarter of 2003 the Company achieved a profit on financial activities of PLN 56 327 thousand, lower by PLN 22 131 thousand than the result of the first quarter. This was mainly caused by the acquisition of rights to the dividend of Polkomtel S.A. in the first quarter of 2003 and allowances for debtors (related to interest on VAT for 2000) alongside higher profit from realised hedging transactions.

V. EVENTS WHICH OCCURRED AFTER 30 JUNE 2003 WHICH ARE NOT REFLECTED IN THIS REPORT, BUT WHICH COULD HAVE A SIGNIFICANT IMPACT ON THE FUTURE FINANCIAL RESULTS OF THE COMPANY.

1. Acquisition of bonds of Telefonia Dialog S.A.

On 15 July 2003 KGHM Polska Miedź S.A. acquired bonds of its subsidiary Telefonia Dialog S.A. for a total nominal amount of PLN 1 379 800 thousand under the following conditions:

- 2 940 bonds having a total nominal value of PLN 294 000 thousand acquired for the period from 15 July 2003 to 17 July 2006. The bonds bear an interest rate of WIBOR 1M from the day preceeding the interest payment date,
- 9 150 bonds of series XXI having a total nominal value of PLN 915 000 thousand acquired for the period from 15 July 2003 to 18 December 2006. The bonds bear an interest rate of WIBOR 1M+ a margin of 1.4%,
- 1 708 bonds of series XXII having a total nominal value of PLN 170 800 thousand acquired for the period from 15 July 2003 to 18 December 2006. The bonds bear an interest rate of WIBOR 1M+ a margin of 1.4%.

This issuance of bonds supercedes the current issue having a total value of PLN 1 209 000 thousand and USD 43 500 thousand, with a maturity of 15 July 2003.

2. Two-currency credit agreement.

On 18 July 2003 a two-currency credit agreement was signed in the amount of PLN 471 130 thousand and USD 159 500 thousand, between KGHM Polska Miedź S.A. and Bank Polska Kasa Opieki S.A. and Powszechna Kasa Oszczędności Bank Polski S.A., and a consortium of other banks. The final repayment date for this credit was set at 18 July 2006. On the date the agreement was signed the credit bore an interest rate of LIBOR/WIBOR + 2.20%. In later periods the margin will vary within a range of 0.5%-2.50% depending on the level of financial indicators as provided by the Company (beginning with data for the financial year ending 31 December 2003). This credit will be used to refinance liabilities in the amount of PLN 915 000 thousand and USD 43 500 thousand which arose from the signing of an agreement on 19 December 2001 for a two-currency, revolving syndicated line of credit organised by the banks Bank Polska Kasa Opieki S.A. and Powszechna Kasa Oszczędności Bank Polski S.A.

3. Credit agreement.

On 18 July 2003 a credit agreement was signed in the amount of USD 200 000 thousand between KGHM Polska Miedź S.A. and ABN Amro Bank NV, Bank Polska Kasa Opieki S.A. and CITIBANK NA and a consortium of other banks.

On the date the agreement was signed the credit bore an interest rate of LIBOR + 2.20%. In later periods the margin will vary within a range of 0.5-2.50% depending on the level of financial indicators as provided by the Company (beginning with data for the financial year ending 31 December 2003). The Company is obligated to pay back this credit in 58 unequal monthly installments, payable on each of the dates as set down in the agreement. Repayment of the first installment must be made three months after the signing of the agreement, with following installments being paid monthly, beginning from that date. The final installment must be paid on the final repayment date of 18 July 2008. This credit will be used for purposes related to the refinancing of current debt in the amount of USD 181 342

KGHM Polska Miedź S.A. SA-Q II/2003 in '000 PLN

thousand which arose from the signing of a credit agreement on 21 June 2002 with ABN Amro Bank NV and J.P.Morgan, as well as for general business purposes.

4. Cathode sales agreement for GLENCORE INTERNATIONAL AG.
On 15 July 2003 an agreement was signed for the sale of copper cathodes in the years 2004-2008, between KGHM Polska Miedź S.A. and GLENCORE INTERNATIONAL AG (Switzerland). Value of the transaction is estimated at USD 259 800 thousand, or PLN 1 023 500 thousand. This estimated value was calculated based on copper prices on the LME and on the National Bank of Poland PLN/USD exchange rate from 15 July 2003. The total estimated value of agreements entered into over the last 12 months between KGHM Polska Miedź S.A. and GLENCORE INTERNATIONAL AG amounts to USD 273 656 thousand, or PLN 1 078 083 thousand. The agreement signed on 15 July 2003 is the highest-value agreement.

5. Cathode sales agreement for Pechiney Trading France
On 15 July 2003 an agreement was signed for the sale of copper cathodes in the years 2004-2008, between KGHM Polska Miedź S.A. and Pechiney Trading France. Value of the transaction is estimated at USD 181 860 thousand, or PLN 716 401 thousand. This estimated value was calculated based on copper prices on the LME and on the National Bank of Poland PLN/USD exchange rate from 15 July 2003. The agreement provides for contractual penalties for late payments. The total estimated value of agreements entered into over the last 12 months between KGHM Polska Miedź S.A. and Pechiney Trading France amounts to USD 208 403 thousand, or PLN 820 962 thousand. The agreement signed on 15 July 2003 is the highest-value agreement.

VI. REALISATION OF COMPANY FINANCIAL FORECASTS OF RESULTS FOR THE YEAR 2003

The annual report for 2002 included a forecast of financial results for the Company in 2003, which foresaw revenues from the sale of products, goods and materials of PLN 4 149 mln and a net profit of PLN 154 mln.
The net profit achieved by the Company in the first half of 2003 exceeded the forecast amount for 2003 by 22.7%, while execution of planned revenues from the sale of products, goods and materials reached 53.1%.
This exceeding of the planned annual net profit is mainly due to a better than anticipated result on operating activities, which was mainly the result of more favorable than planned macroeconomic conditions. The Company is in the process of preparing a revised forecast.

VII. SHAREHOLDERS HOLDING AT LEAST 5% OF THE TOTAL NUMBER OF VOTES ON THE GENERAL MEETING AS AT THE DATE OF PUBLICATION OF THIS REPORT, AND CHANGES IN THE OWNERSHIP STRUCTURE OF SIGNIFICANT PACKETS OF SHARES, DURING THE PERIOD FOLLOWING PUBLICATION OF THE PRIOR QUARTERLY REPORT.

Shareholder	Shares held as at publication date of Q1 2003 report (same number of votes)	% of share capital held as at publication date of Q1 2003 report (same number of votes)	Shares held as at 30 June 2003 (same number of votes)	% of share capital held as at 30 June 2003 (same number of votes)
State Treasury	88 567 589	44.28 %	88 567 589	44.28%
Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program)	14 474 968[1]	7.24%[1]	14 306 768	7.15%
Powszechna Kasa Oszczędności Bank Polski S.A.	10 750 922	5.38 %	10 750 922	5.38 %

[1] as at 31 March 2003

As at the date of publication of this quarterly report the Company had not been informed of any substantive changes in the shareholder structure in relation to the amounts recorded on the balance sheet date.

KGHM Polska Miedź S.A. SA-Q II/2003 in '000 PLN

VIII. CHANGES IN OWNERSHIP OF SHARES OF THE COMPANY OR OF RIGHTS TO THEM (OPTIONS) BY MANAGEMENT OR SUPERVISORY PERSONNEL OF THE COMPANY, BASED ON INFORMATION HELD BY THE COMPANY, DURING THE PERIOD FOLLOWING PUBLICATION OF THE PRIOR QUARTERLY REPORT.

Based on information held by the Company, the table below shows ownership of Company shares by management and supervisory personnel:

Position	First name, surname	Shares held as at publication date of Q1 2003 report	Shares bought since publication of Q1 2003report	Shares sold since publication of Q1 2003report	Shares held as at publication date of Q2 2003 report
President of the Management Board	Stanisław Speczik	0	0	0	0
Vice President of the Management Board	Grzegorz Kubacki	710	0	0	710
Vice President of the Management Board	Jarosław Andrzej Szczepek	0	0	0	0
Vice President of the Management Board	Tadeusz Szeląg	1073	0	0	1073
Chairman of the Supervisory Board	Bohdan Kaczmarek	0	0	0	0
Vice Chairman of the Supervisory Board	Jerzy Markowski	3319	0	0	3319
Secretary of the Supervisory Board	Jan Rymarczyk	0	0	0	0
Member of the Supervisory Board	Józef Czyczerski	710	0	0	710
Member of the Supervisory Board	Leszek Hajdacki	24	0	0	24
Member of the Supervisory Board	Jerzy Kisilowski	0	0	0	0
Member of the Supervisory Board	Ryszard Kurek	810	0	0	810
Member of the Supervisory Board	Janusz Maciejewicz	524	0	0	524
Member of the Supervisory Board	Marek Wierzbowski	N/A	N/A	N/A	N/A

IX. LIST OF PROCEEDINGS BEING PURSUED IN A COURT, AN APPROPRIATE BODY FOR ARBITRATION, OR IN A BODY OF PUBLIC ADMINISTRATION.

Based on information held by the Company, the total value of on-going proceedings before the public courts, bodies appropriate for arbitration proceedings and bodies of public administration, relating to the liabilities and debtors of KGHM Polska Miedź S.A. and its subsidiaries as at 30 June 2003, exceeds 10% of the shareholders' funds of the Company and amounts to PLN 752 566 thousand, including PLN 142 665 thousand in debtors, and PLN 609 901 thousand in liabilities.

The largest on-going proceedings in the group of debtors are as follows:

1. As respects additional VAT assessment for specific months of 2000 in the amount of PLN 24 927 thousand (principal amount).
   These proceedings were initiated on 7 October 2002. The parties to these proceedings are KGHM Polska Miedź S.A. and the Legnica Branch of the Tax Office in Wrocław.
   This additional VAT assessment is generally the result of an adjustment by the Legnica Branch of the Tax Control Authority in Wrocław of input tax reducing output tax. The Tax Authorities held the opinion that when calculating the percentage share of sales of goods subject to VAT in total sales, pursuant to art. 20 section 3 of

KGHM Polska Miedź S.A. SA-Q II/2003 in '000 PLN

the law on VAT, the amount of sales not subject to VAT must be taken into consideration, and *in particular the* amount of income related to trading in securities. The Company submitted an appeal to the 12 decisions passed by the Director of the Legnica Branch of the Tax Control Authority in Wrocław to the Legnica Branch of the Tax Office in Wrocław. Due to an appeal by the Company, the Tax Office in Legnica passed a decision on 30 May 2003 (received by the Company on 3 June 2003), based on which the additional VAT assessment for 2000 was reduced by PLN 326 thousand due to recognition by the Tax Office in Legnica of tax-deductible corporate income tax expenses. With respect to the remaining amount of PLN 24 927 thousand of additional VAT assessment, the Tax Office denied the appeal of the Company. On 3 July 2003 the Company submitted an appeal to the Wrocław branch of the Supreme Administrative Court.

2. As respects Company liabilities with respect to payment from the profit of a State-owned, joint stock company for 1996 in the amount of PLN 23 729 thousand. Pursuant to a suggestion by the Advisor to the Treasury Minister for Privatisation, in 1996 KGHM Polska Miedź S.A. created provisions for future mine closure costs and for potencial tax liabilities. As a result of a tax audit in 1996 the tax authorities accused the Company of unjustifiably lowering the profit before taxation, and therefore of lowering the amount of payment from the profit of a State-owned, joint stock company. On 22 October 2002 KGHM Polska Miedź S.A. submitted an appeal of this final decision by the Tax Office in Legnica to the Supreme Administrative Court. As at the end of the second quarter of 2003 the Supreme Administrative Court had not yet addressed this appeal.
   On 3 July 2003 the Wrocław branch of the Supreme Administrative Court denied the appeal of the Company. As at the date of publication of this report the Company had not yet received written notification of this decision. The Company has the right to submit a cassation appeal.

3. As respects additional VAT assessment for 2001 of PLN 15 316 thousand (principal amount).
   As a result of an audit concluded in January 2003, the Director of the Tax Control Authority passed 12 decisions (the Company was informed of this decision on 9 June 2003), setting VAT assessment for specific months of 2001, in which these decisions assessed additional VAT in the total amount of PLN 15 316 thousand. The amount of additional VAT for 2001 is mainly due to questioning of the method of calculation of input tax reducing output tax in connection with Company activities not subject to VAT, in particular operations related to trading in securities. On 23 June 2003 the Company submitted an appeal of the decisions passed by the Director of the Tax Control Authority to the Legnica Branch of the Tax Office in Wrocław.

The largest on-going proceedings in the group of liabilities are as follows:

1. Proceedings related to the cancellation of licensing and prolongation fees in the total amount of PLN 546 961 thousand (as at 30 June 2003) in which the parties are Telefonia DIALOG S.A. in Wrocław (a subsidiary of KGHM Polska Miedź S.A.) and the Minister of Infrastructure. The proceedings were initiated on 28 March 2003. Telefonia DIALOG S.A., in connection with the coming into force of the law dated 23 November 2002 on restructurisation of the licensing liabilities of fixed-line public telephone network operators, has requested the Minister of Infrastructure to cancel the licensing and prolongation fees. This law allows for the restructurisation of licensing liabilities through their cancellation, as a result of the investment expenditures incurred by Telefonia Dialog S.A. on its telecommunications infrastructure. The expenditures incurred by Telefonia DIALOG S.A. in the years 2001-2002 are sufficient to cover the entire amount of the licensing liabilities, which consequently allows cancellation of all of these liabilities.
   As at 1 August 2003 Telefonia DIALOG S.A. had not yet been informed of the decision of the Minister of Infrastructure.
2. Proceedings against KGHM Polska Miedź S.A. by BOBMARK INTERNATIONAL Sp. z o. o. with its registered head office in Warsaw for the payment of compensation in the amount of PLN 12 299 thousand for damages caused by a degradation in the quality of water from the AQ1 and AQ2 water supplies due to flooding of the Konrad mine in Iwiny. This suit, dated 24 March 2003, was received by the Company on 16 April 2003. At the present time the Court is hearing the final arguements in this matter. The Court has ordered the Company to submit documents supporting its position and to submit an application to allow the testimony of a court expert in this regard. The Court has not set a date for this hearing.
3. Court proceedings initiated on 29 October 2001 in the case of Kopalnia Gipsu i Anhydrytu „Nowy Ląd" Sp. z o. o. in Niwnice versus AQUAKONRAD S.A. in liquidation in Iwiny (an indirect subsidiary of KGHM Polska Miedź S.A.) with a value based on mining damages in the amount of PLN 7 764 thousand. AQUAKONRAD S.A. in liquidation has requested the case to be dismissed and the adjudication of related costs. By a judgement on 16 April 2003 the Regional Court in Świdnica has thrown out the suit. The party bringing the suit – Kopalnia Gipsu i Anhydrytu „Nowy Ląd" Sp. z o. o. – has appealed the decision of this court. AQUAKONRAD S.A. in liquidation has requested that the appeal be denied.

KGHM Polska Miedź S.A. SA-Q II/2003 in '000 PLN

X. TRANSACTIONS ENTERED INTO BY THE COMPANY OR A SUBSIDIARY WITH RELATED ENTITIES, IF THE VALUE OF THESE TRANSACTIONS (BEING THE TOTAL VALUE OF ALL TRANSACTIONS ENTERED INTO SINCE THE BEGINNING OF THE FINANCIAL YEAR) EXCEEDS THE EQUIVALENT OF EUR 500 000 – WHICH ARE NOT TYPICAL AND ROUTINE TRANSACTIONS ENTERED INTO UNDER MARKET CONDITIONS BETWEEN RELATED ENTITIES AND DO NOT ARISE FROM ON-GOING OPERATING ACTIVITIES.

1. Transactions entered into between Fundusz Inwestycji Kapitałowych (Equity Investment Fund) KGHM Metale SA in Lubin (a subsidiary of the Company) and Warszawska Fabryka Platerów "Hefra" SA in Warsaw (a subsidiary of KGHM Metale S.A.), relating to the rollover of discount bearer bonds issued by WFP "Hefra" S.A. in the total amount of PLN 3 300 thousand and the buyback of these bonds for PLN 1 100 thousand. Total value of these transactions since the beginning of 2003 is PLN 4 400 thousand. The last transaction having the highest value was entered into on 14 April 2003 in the amount of PLN 700 thousand and relates to the buyback of bonds.

2. Transactions entered into between DSI SA in Lubin (a subsidiary of the Company) and ZM LEGMET Sp. z o.o. (a subsidiary of DSI S.A.) relating to the purchase by DSI S.A. of commercial paper (civil law debt bonds) of ZM LEGMET Sp. z o.o. in the amount of PLN 2 100 thousand, the rollover of debt bonds of PLN 600 thousand and to a loan granted to ZM LEGMET in the amount of PLN 5 000 thousand. Total value of these transactions since the beginning of 2003 is PLN 7 700 thousand. The highest value transaction was entered into on 30 April 2003 and relates to the conversion of liabilities due to the buyback of debt bonds into a loan in the amount of PLN 5 000 thousand. This loan will be repaid by 28 February 2006. The loan bears an interest rate based on the lombard credit rate.

3. Transactions entered into between DSI SA in Lubin (a subsidiary of the Company) and DFM ZANAM Sp. z o.o. (a subsidiary of DSI SA) relating to the granting of a loan by DSI S.A. in the amount of PLN 1 700 thousand for the conversion of debt due to the buyback of debt bonds. This loan will be repaid by 31 July 2006, with profitability based on the lombard credit rate.
   On 6 June 2003 the court registered the merger of the companies Dolnośląska Fabryka Maszyn ZANAM Sp. z o.o. and ZM "Legmet" Sp. z o.o. through the transfer of all assets of the company ZM "Legmet" Sp. z o.o. to the company DFM ZANAM Sp. z o.o. - current name of the company: DFM ZANAM-LEGMET Spółka z o.o. DSI S.A. owns 100% of the shares of DFM ZANAM-LEGMET Spółka z o.o.

4. Transactions entered into between DSI SA in Lubin (a subsidiary of the Company) and KWARCE SA (a subsidiary of DSI SA) relating to the granting of a loan by DSI S.A. of PLN 3 300 thousand, intended for the conversion of debt due to the buyback of debt bonds. This loan will be repaid by KWARCE SA by 30 June 2005. Profitability based on the lombard credit rate.

XI. INFORMATION ON THE GRANTING BY THE COMPANY OR BY A SUBSIDIARY OF SECURITY ON CREDIT OR LOANS, OR OF GUARANTEES – IN TOTAL TO A SINGLE ENTITY OR SUBSIDIARY, IF THE TOTAL VALUE OF EXISTING SECURITIES OR GUARANTEES REPRESENTS THE EQUIVALENT OF AT LEAST 10% OF THE SHAREHOLDERS' CAPITAL OF THE COMPANY

During the period from 1 January to 30 June 2003 neither the Company nor its subsidiaries granted securities on credit or loans, nor did they grant guarantees to a single entity or subsidiary whose total value would represent at least 10% of the shareholders' funds of the Company.

XII. OTHER INFORMATION IMPORTANT (IN THE OPINION OF THE COMPANY) FOR EVALUATION OF THE EMPLOYMENT, ASSETS, FINANCES AND FINANCIAL RESULT OF THE COMPANY AND ANY CHANGES THERETO, AND OF INFORMATION WHICH IS IMPORTANT FOR EVALUATING THE CAPACITY OF THE COMPANY TO MEET ITS LIABILITIES

In the month of June 2003 - based on a decision taken by the Tax Control Authority after a Treasury audit for the year 2001- the Company executed a payment to the State budget due to additional VAT assessment together with penalties and interest. This payment in the amount of PLN 25 908 thousand is shown in the balance sheet as a State budget debtor. From this assessment, the amount of PLN 24 103 thousand was recognised in off-balance sheet liabilities, while the difference was charged to the financial result for 2002. This decision has been appealed to the Tax Office.

XIII. FACTORS IMPACTING THE FINANCIAL RESULTS OF THE COMPANY

The most important factors which impact the financial results of the Company are:

- copper and silver prices on metals markets,
- the USD exchange rate, and
- electrolytic copper production costs in the Company.

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

GŁÓWNY KSIĘGOWY
Jacek Sieniawski

PREZES ZARZĄDU
Stanisław Speczik

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek